NH
HOTELES
ESPAÑA Y PORTUGAL
SANTA ENGRACIA, 120
28003 MADRID
TEL. +34 91 451 97 18
FAX. +34 91 451 97 69
www.nh-hotels.com

SUPPL

07025703

June, 2007

U.S. Securities and Exchange Commission
Attention: Office of Document Control
450 Fifth Street, N..W.
Washington, D.C. 20549

Ladies and Gentlemen:

12g3-2(b) SUBMISSION

Enclosed please find a translation of the information which the Company made public and filed with the Comisión Nacional del Mercado de Valores and the Spanish Stock on June-, 2007 pursuant to art.82 of Law 24/1998. The Commission has assigned NH Hoteles, S.A. with File Number 82-4780. Should you have any questions regarding the enclosed submission, please contact me at 3491-4519727. Thank you for your assistance.

Best regards,

Roberto Chollet
Chief Financial Officer

ESPAÑA Y PORTUGAL
SANTA ENGRACIA, 120
28003 MADRID
TEL. +34 91 451 97 18
FAX. +34 91 451 97 69
www.nh-hotels.com

FILE NUMBER
82 - 4780

UMBER
780

June, 2007

"To execute the resolution adopted by the General Shareholders' Meeting on 29 May 2007, the Board of Directors of NH Hoteles, S.A. has resolved to allot the options addressed in the Plan that was approved.

That allotment was done in accordance with the following details:

CEO 600,000 options, with a strike price of €17.66 per security.
Senior Management 1,004,080 options, with a strike price of €17.66 per security.
Other beneficiaries 2,055,473 options, some of which have a strike price of €17.66 per security and the others €15.27 per security.
Of the total 3,790,000 options that were approved, 130,447 options were not allotted in order to cover future additions to the programme.

The economic liabilities arising from the execution, where appropriate, of the aforementioned.

Options Plan are sufficiently hedged with the Company's own shares, without prejudice to the fact that they may be subsequently transferred to a financial institution so that the latter assumes the aforementioned economic liabilities".
Yours,

Roberto Chollet Ibarra
Chief Financial Officer

SEC MAIL PROCESSING
RECEIVED
JUL 24 2007
WASH. D.C. 160 SECTION